Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months Ended September 30,
	2018	2017
Earnings:	($ in millions)
Income before taxes	$363.2	$56.5
Add (deduct):
Losses (earnings) of non-consolidated affiliates	20.2	(1.5)
Amortization of capitalized interest	1.5	1.5
Capitalized interest	(4.7)	(3.0)
Fixed charges as described below	219.6	190.9
Total	$599.8	$244.4

Fixed charges:
Interest expensed and capitalized	$188.7	$161.0
Estimated interest factor in rent expense(1)	30.9	29.9
Total	$219.6	$190.9

Ratio of earnings to fixed charges	2.7	1.3

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.